

SECURITI 05042029 SION

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-51046

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2004 (MM/DD/YY) AND ENDING 12/31/04 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

BMS INTERNATION INCORPORATION

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS :(Do not use P.O. Box No.)

FLUR STRASSE 15
(No. and Street)

55776 BSRGLANGENBACH, Germany
(City) (State) (ZIP Code)


RECEIVED
MAR 3 1 2005
179

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

HENRY C. SMITH II, PRESIDENT 011-49-678-994-3194
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Harley H Hannsz
(Name - if individual, state last, first, middle name)

Dorfstr. 26 35625 Rechtenbach, Germany
(Address) (City) (State) (ZIP Code)

PROCESSED
APR 1 1 2005
THOMSON FINANCIAL

CHECK ONE:

[ ] Certified Public Accountant
[ ] Public Accountant
[X] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

OATH OR AFFIRMATION

I, Henry C. Smith II, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

BMS Internatioan Inorporation, as of

December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Shirley A. Smith
Signature

Vice President
Title

Donna Stayton
Notary Public

"State of Ky, County of Rockcastle,
The forgoing instrument was acknowledged before me this 23 day of March, 2005,
by Donna Stayton
Donna Stayton, Notary Public
My commission expires 8/2/05."

This report** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Cash Flows
- [x] (e) Statement of Changes in Stockholders' or Partners' or Sole Proprietor's Equity.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital Under Rule 15c3-1.
- [x] (h) Computation for Determination of Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (I) Information Relating to the Possession or Control Requirements under Rule 15c3-3.
- [x] (j) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to Computation of Net Capital and Computation for Determination of the Reserve Requirements.
- [x] (k) An Oath or Affirmation.
- [NA] (l) A copy of the SIPC Supplemental Report.
- [x] (m) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BMS INTERNATION, INC
Balance sheet
December 31, 2004

2/22/05

Account	12/31/04 Balance
ASSETS	
Cash and Bank Accounts	
Checking Accounts	$ 7,218.34
Other Assets	
Receivables	
Property & Equitment	
TOTAL ASSETS	$ 7,218.34
LIABILITIES & EQUITY	
LIABILITIES	
Payables to Others	
EQUITY	7,218.34
TOTAL LIABILITIES & EQUITY	$ 7,218.34

BMS INTERNATIONAL, INC
Profit Loss Statement
01/01/04 Through 12/31/04

2/22/05

Category Description	01/01/04 12/31/04
INCOME	
Dealer Concessions	$ 17,072.40
Other	129.00
TOTAL INCOME	17,201.40
EXPENSES	
Business expense	
Bank Charges	$ 820.90
Accounting	1,230.00
Recruiting	3,984.00
Office Expense	5,286.10
TOTAL Business Expense	11,321.00
TOTAL Commission	3,750.00
License & Registration	70.00
NASD Fee	2,750.00
TOTAL License & Reggistration	2,820.00
Depreciation Write Off	1,195.00
TOTAL EXPENSE	19,086.00
OVERALL TOTAL	$ (1,884.60)

FORM X-17A-5	**FOCUS REPORT** Financial and Operational Combined Uniform Single Report) Part IIA Annual 17a-5(a) INFORMATION REQUIRED OF BROKERS AND DEALERS PERSUANT TO RULE 17

COVER

Is net capital requirement calculated using (B)asic or (A)lternative method? **BASIC**

Broker-Dealer Name: **BMS INTERNATIONAL INCORPORATION**

Address: **FLUR STRASSE 15**
55776 BERGLANGENBACH, GERMANY

SEC File Number: **8-51046**

Firm I.D. **45348**

Period Beginning: **1/1/03**
Period Ending: **12/31/03**

Name and telephone number of person to contact in regard to this report:

Contact Name: **HENRY C SMITH, II**
Contact Phone: **011-49-678-994-3194**

Name(s) of subsidiaries or affiliates consolidated in this report:
Name(s): Phone Number:

Does respondent carry its own customer accounts? **NO**

Check here if respondent is filing an audited report **YES**

ASSETS

Consolidated [ ] or Unconsolidated [X]:

		Allowable	Nonallowable	TOTAL
1	Cash: (Checking Account) 6284.37	$ 7,218.34		$ 7,218.34
2	Receivables from Brokers & Dealers:			
A	Clearance Account			
B	Other			
3	Receipts from non-customers:			
4	Securities & spot commodities owned at market value:			
A	Exempted securities			
B	Debt securities			
C	Options			
D	Other securities			
E	Spot commodities			
5	Securities owned not readily marketable:			
A	At cost			
B	At estimated fair value			
6	Securities borrowed under subordination agreements & partners' individual & capital securities accounts, at market value:			
A	Exempted securities			
B	Other			
7	Secured demand notes - market value of collateral:			
A	Exempted securities			
B	Other			
8	Memberships in Exchange:			
A	Owned at market value			
B	Owned at cost			
C	Contributed for use of company at market value			
9	Investment in & receivables from affiliates, subsidiarys & associated partnerships:			
10	Property, furniture, equipment, leasehold improvements & rights under lease agreements, at cost (net of accummulated depreciation and amortization):			
11	Other Assets:			
12	**TOTAL ASSETS:**	$ 7,218.34	$ -	**$ 7,218.34**

LIABILITIES

		Allowable	Nonallowable	TOTAL
13	Bank loans payable:			
14	Payable to brokers/dealers:			
A	Clearance Account			
B	Other			
15	Payable to non-customers:			
16	Securities sold not yet purchased at market value:			
17	Accounts payable, accrued liabilities, expenses & other (unpaid expenses):			
18	Notes & mortgages payable:			
A	Unsecured			
B	Secured			
19	Liabilities subordinated to the claims of general creditors:			
A	Cash borrowings			
	1. From outsiders			
	2. Includes equity subordination of			
B	Securities borrowed at market			
	From outsiders			
C	SDN Coll Agreements			
	1. From outsiders			
	2. Includes equity subordination of			
D	Exch memberships contrib for use of co. at mkt			
E	Accts & other borrowings not qual for net cap			
20	**TOTAL LIABILITIES:**			**$ -**

OWNERSHIP EQUITY

21	Sole Proprietorship:	
22	Partnership & limited partners:	
23	Corporation:	
A	Preferred Stock	
B	Common Stock	$ 20.00
C	Additional paid-in capital	$ 30,800.00
D	Retained earnings	-$ 23,601.66
E	Total	$ 7,218.34
F	Less treasury stock	
24	**TOTAL OWNERSHIP EQUITY:**	**$ 7,218.34**
25	**TOTAL LIABILITIES AND OWNERSHIP EQUITY:**	**$ 7,218.34**

STATEMENT OF INCOME (LOSS)

Number of months included in this statement [MUST REFLECT 3 MONTHS FOR 17a-5(a)]: **12**

REVENUE			
1	Commissions:		
a	*On listed equity securities executed on an exchange*		
b	On listed option transactions		
c	On all other securities		
d	Total securities commissions		
2	Gains or losses on firm trading accounts:		
a	*From market making in options on National Security Exchange*		
b	From all other trading		
c	Total gains and losses		
3	Gains or losses on firm investment accounts (Div Income):		
4	Profit or loss from underwriting or selling groups:		
5	Revenue from sale of investment company shares: (TOTAL Dealer Concessions)	$	17,072.40
6	Commodities revenue:		
7	Fees for account supervision, investment advisory & administrative services:		
8	Other revenue:		$129.00
9	Total revenue:	$	17,201.40
EXPENSES			
10	Salaries & other employment costs for general partners & voting stockholder officers:		
11	Other employee compensation & benefits (TOTAL Commissions):	$	3,750.00
12	Commissions paid to other broker-dealers:		
13	Interest expense:		
a	Including interest on accounts subject to subordination agreement		
14	Regulatory fees & expenses (TOTAL NASD Fees):	$	2,820.00
15	Other expenses:	$	12,516.30
	(TOTAL Business Expense) 26,085.17		
	(Depreciation write off [-]) 1,780.09		
16	Total expenses:	$	19,086.30
NET INCOME			
17	Income(loss) before Federal Taxes:	-$	1,884.90
18	Provision for Federal Income Taxes (parent only):		
19	*Equity in earnings(losses) of unconsolidated subordinates:*		
a	After Federal income taxes of		
20	Extraordinary gains(losses):		
a	After Federal income taxes of		
21	Cummulative effect of changes in accounting principle:		
22	Net income/loss after Federal income taxes & extraordinary items:	**-$**	**1,884.90**

EXEMPTIVE PROVISIONS

25 If an exemption from Rule 15c3-3 is claimed, mark the appropriate rule section with an 'X':

X A (k)(1) - *Limited business (mutual funds and/or variable annuities only)*

B (k)(2)(I) - "Special Account for Exclusive Benefit of Customers" maintained

C (k)(2)(ii) - All customer transactions cleared through another broker-dealer on a fully disclosed basis.

Clearing Firm SEC #s Product Code [A=all;O=options; M=municipals; G=general securities; X=other]

8-
8-
8-
8-
8-

D (k)(3) - Exempted by order of the Commission

COMPUTATION OF NET CAPITAL

1	*Total ownership equity from Statement of Financial Condition:*	$	7,218.34
2	Deduct ownership equity not allowable for Net Capital:	$	-
3	Total ownership equity qualified for Net Capital:	$	7,218.34
4	Add:		
A	Liabilities subordinated to claims of general creditors allowable in computation of net capital:		
B	Other (deductions) or allowable credits (List):		
	Description Amount		
5	Total capital & allowable subordinated liabilities:	$	7,218.34
6	Deductions &/or charges:		
A	Total non-allowable assets from Statement of Financial Condition (Notes B and C):		
B	Secured demand note deficiency		
C	Commodity futures contracts & spot commodities - proprietary capital charges		
D	*Other deductions &/or charges*		
7	Other additions &/or credits (List):		
	Description Amount		
8	Net capital before haircuts on securities positions:	$	7,218.34
9	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):		
A	Contractual securities commitments		
B	Subordinated debt		
C	Trading and investment securities:		
	1. Exempted securities		
	2. Debt securities		
	3. Options		
	4. Other securities		
D	Undue concentration		
E	Other (List)		
	Description Amount of Investment		
		$	-
10	Net Capital:	$	7,218.34

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11	Minimum net capital required: (6-2/3% of Aggregate Indebtedness)	$	-
12	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note (A)	$	5,000.00
13	Net Capital Requirement (greater of line 11 or 12):	$	5,000.00
14	Excess net capital:	$	2,218.34
15	Excess net capital @ 1000% (net capital - 10% of Aggregate Indebtedness):	$	7,218.34

COMPUTATION OF AGGREGATE INDEBTEDNESS

16	Total A. I. liabilities from Statement of Financial Condition	$	-
17	Add:		
A	Drafts for immediate credit		
B	Market value of securities borrowed where no equivalent value is paid or credited		
C	Other unrecorded amounts (List)		
	Description Amount		
18			
19	Total Aggregate Indebtedness:	$	-
20	Percentage of Aggregate Indebtedness/Net Capital (line 19 / line 10):		0%

OTHER RATIOS

21	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	0%

SCHEDULED WITHDRAWALS *(skip this section)*

Ownership Equity and Subordinated Liabilities maturing or proposed to be withdrawn within the next six months and accruals, (as defined below), which have not been deducted in the computation of Net Capital.

Type of Proposed Withdrawal or Accrual	Name of Lender or Contributor	Insider or Outsider	Amount to be Withdrawn	Withdrawal or Maturity Date (MMDDYYYY)	Expect to Renew
		TOTAL:			

Instructions: Detail listing must include the total of items maturing during the six month period following the report date, regardless of whether or not the capital contribution is expected to be renewed. The schedule must also include proposed capital withdrawals scheduled within the six month period following the report date including the proposed redemption of stock and payments of liabilities secured by fixed assets (which are considered allowable assets in the capital computation pursuant to Rule 15c3-1(c)(2)(iv)), which could be required by the lender on demand or in less than six months.

Withdrawal Code	Description
1	Equity Capital
2	Subordinated Liabilities
3	Accruals
4	15c3-1(c)(2)(iv) Liabilities

STATEMENT OF CHANGES

STATEMENT OF CHANGES IN OWNERSHIP EQUITY (SOLE PROPRIETORSHIP, PARTNERSHIP OR CORPORATION)

1	Balance, beginning of period:		$	9,103.24
A	Net income (loss)		-$	1,884.90
B	Additions, includes non-conforming capital of			
C	Deductions, includes non-conforming capital of			
2	Balance, end of period: (TOTAL OWNERSHIP EQUITY)	$ 7,218.34	**$**	**7,218.34**

STATEMENT OF CHANGES IN LIABILITIES SUBORDINATED TO CLAIMS OF GENERAL CREDITORS

3	Balance, beginning of period:	
A	Increases	
B	Decreases	
4	Balance, end of period:	

$ -

Note A The business of this Broker-Dealer in the year ending December 31, 2004 consisted exclusively of the distribution of shares of registered open-end investment companies and the sale of variable annuities, and thus was excluded from membership in the Securities Investor Protection Corporation ("SIPC").

Note B Depreciation write off due to expensing properity not completely depreciated.

Note C NET CAPTIAL REQUIREMENTS
The Company is subject to the Security and Exchange Commision Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements. At December 31, 2004, the Company had a net capital of $7,218, which was $2,218 in excess of its required net capital of $5,000. No material differences exist from the Unaudited Part IIA.

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Note A The business of this Broker-Dealer in the year ending December 31, 2004 consisted exclusively of the distribution of shares of registered open-end investment companies and the sale of variable annuities, and thus was excluded from membership in the Securities Investor Protection Corporation ("SIPC").

Note B Depreciation write off due to expensing properity not completely depreciated.

Note C NET CAPTIAL REQUIREMENTS
The Company is subject to the Security and Exchange Commision Audited Computation of Net Capital and Computation of 15c3-3 Reserve Requirements. At December 31, 2004, the Company had a net capital of $7,218, which was $2,218 in excess of its required net capital of $5,000. No material differences exist from the Unaudited Part IIA.

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The audited financial statement of the Company and my report thereon are presented in the preceding sections of this report. In accordance with the requirements of SEC Rule 17a-5, the following statements are added. The audit was made in accordance with generally accepted auditing standards. Such information has been subject to the auditing procedures applied in the examination of the basic financial statement and, in my opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole. No material inadequacies were disclosed. No exceptions are noted.



Harley H. Hannsz

February 22, 2005
Date

Rechtenbach, Germany
Location

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